Exhibit 2

2017 FOURTH QUARTER RESULTS Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 EMail: ir@cemex.com

Operating and financial highlights

	January - December				Fourth Quarter			
	2017	2016	% var	l-t-l % var	2017	2016	% var	l-t-l % var
Consolidated cement volume	68,518	68,341	0%		17,238	16,177	7%	
Consolidated ready-mix volume	51,741	51,395	1%		13,085	12,764	3%	
Consolidated aggregates volume	147,354	146,823	0%		36,931	36,694	1%	
Net sales	13,672	13,352	2%	3%	3,424	3,175	8%	4%
Gross profit	4,693	4,782	(2%)	(2%)	1,184	1,169	1%	(3%)
as % of net sales	34.3%	35.8%	(1.5pp)		34.6%	36.8%	(2.2pp)	
Operating earnings before other expenses, net	1,725	1,899	(9%)	(9%)	410	458	(10%)	(12%)
as % of net sales	12.6%	14.2%	(1.6pp)		12.0%	14.4%	(2.4pp)	
Controlling interest net income (loss)	806	750	8%		(105)	214	N/A	
Operating EBITDA	2,572	2,753	(7%)	(6%)	625	656	(5%)	(7%)
as % of net sales	18.8%	20.6%	(1.8pp)		18.3%	20.7%	(2.4pp)	
Free cash flow after maintenance capital expenditures	1,290	1,685	(23%)		680	618	10%	
Free cash flow	1,151	1,431	(20%)		623	545	14%	
Total debt plus perpetual notes	11,349	13,073	(13%)		11,349	13,073	(13%)	
Earnings (loss) of continuing operations per ADS	0.41	0.50	(17%)		(0.07)	0.14	N/A	
Fully diluted earnings (loss) of continuing operations per ADS [1]	0.41	0.50	(17%)		(0.07)	0.14	N/A	
Average ADSs outstanding	1,516.8	1,486.9	2%		1,540.2	1,490.3	3%	
Employees	40,307	40,437	(0%)		40,307	40,437	(0%)	

This information does not include discontinued operations. Please see page 14 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 7 for end-of quarter CPO-equivalent units outstanding.
[1] For the periods January – December 2017 and fourth quarter 2017, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the fourth quarter of 2017 reached US$3.4 billion, representing an increase of 8% or an increase of 4% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the fourth quarter of 2016. The increase on a like-to-like basis was due to higher prices for our products, in local currency terms, in Mexico, the U.S., and the Europe region, as well as higher cement volumes in the U.S., Europe, and Asia, Middle East & Africa regions.

Cost of sales as a percentage of net sales increased by 2.2pp during the fourth quarter of 2017 compared with the same period last year, from 63.2% to 65.4%. The increase was mainly driven by higher energy costs.

Operating expenses as a percentage of net sales increased by 0.2pp during the fourth quarter of 2017 compared with the same period last year, from 22.4% to 22.6%. The increase was mainly driven by higher distribution expenses.

Operating EBITDA decreased by 5% to US$625 million during the fourth quarter of 2017 compared with the same period last year. The decrease on a like-to-like basis was mainly due to lower contributions in the U.S., as well as South, Central America and the Caribbean and Asia, Middle East and Africa regions, partially offset by higher contributions in Mexico and the European region.

Operating EBITDA margin decreased by 2.4pp from 20.7% in the fourth quarter of 2016 to 18.3% this quarter.

Other expenses, net, for the quarter were US$271 million, mainly due to impairment of assets, severance payments, as well as the expense related to the antitrust fine in Colombia.

Gain on financial instruments for the quarter was a gain of US$27 million, resulting mainly from the re-measurement of CEMEX's previous ownership interest in TCL of 39.5%.

Foreign exchange results for the quarter was a gain of US$58 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro versus the U.S. dollar.

Income tax for the quarter had a negative effect of US$96 million mainly due to a write-down of deferred tax assets in the U.S.

Controlling interest net income (loss) was a loss of US$105 million in the fourth quarter of 2017 versus an income of US$214 million in the same quarter of 2016. The loss primarily reflects lower operating earnings before other expenses, net, higher other expenses, net, a lower foreign exchange gain, higher income tax, a negative variation in discontinued operations and higher non-controlling interest net income, partially offset by lower financial expenses, better results from financial instruments and higher equity in gain of associates.

Total debt plus perpetual notes decreased by US$209 million during the quarter.

2017 Fourth Quarter Results Page 2

Operating results

Mexico

	January - December				Fourth Quarter			
	2017	2016	% var	l-t-l % var	2017	2016	% var	l-t-l % var
Net sales	3,095	2,862	8%	9%	781	701	11%	6%
Operating EBITDA	1,145	1,041	10%	11%	277	245	13%	8%
Operating EBITDA margin	37.0%	36.4%	0.6pp		35.5%	34.9%	0.6pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(4%)	(4%)	(3%)	(5%)	(3%)	(2%)
Price (USD)	16%	17%	9%	17%	11%	14%
Price (local currency)	16%	11%	10%	12%	11%	9%

In Mexico, our domestic gray cement, ready mix and aggregates volumes decreased by 4%, 5%, and 2%, respectively, during the fourth quarter on a year-over-year basis. During 2017, domestic gray cement, ready-mix and aggregates volumes decreased by 4%, 3% and 3%, respectively, versus the comparable period of 2016. Cement volumes during the year were supported by increased demand from the private sector mitigated by lower infrastructure activity. Our full year cement volumes underperformed the industry because of the continued implementation of our value-before-volume strategy. However, during the fourth quarter, we saw an improvement in our estimated market position compared to the third quarter.

In the industrial-and-commercial sector, private investment projects like shopping malls, hotels, warehouses, as well as some manufacturing facilities, were supported by growth in consumption and improved manufacturing activity. Regarding the self-construction sector, indicators including the economic activity index, job creation and remittances, continued to be solid. In the formal residential sector, total investment for home acquisitions increased by 9% year-to-date November. With the introduction of new higher-value-loan products, INFONAVIT mortgage investment grew in the double digits during both the quarter and full year, and resulted in a moderation in growth by commercial banks. Low-income housing activity remained affected by the decline in government subsidies.

United States

	January - December				Fourth Quarter			
	2017	2016	% var	l-t-l % var	2017	2016	% var	l-t-l % var
Net sales	3,484	3,561	(2%)	3%	838	855	(2%)	4%
Operating EBITDA	604	608	(1%)	9%	158	180	(12%)	(5%)
Operating EBITDA margin	17.3%	17.1%	0.2pp		18.8%	21.0%	(2.2pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(6%)	(3%)	(2%)	2%	(3%)	1%
Price (USD)	3%	4%	1%	2%	5%	4%
Price (local currency)	3%	4%	1%	2%	5%	4%

In the United States, our domestic gray cement volumes declined by 3%, while ready-mix and aggregates volumes increased by 2% and 1%, respectively, during the fourth quarter of 2017 and compared to the same period last year. During 2017, domestic gray cement, ready-mix and aggregates volumes decreased by 6%, 2% and 3%, respectively, on a year-over-year basis. Cement volumes on a like-to-like basis, excluding volumes related to the cement plants which were sold, increased by 5% and 2% during the quarter and the full year, respectively. Ready-mix volumes, on a like-to-like basis excluding the West Texas operations, increased by 3% during the quarter and declined 1% during the full year. Aggregates volumes, also on a like-to-like basis, increased by 3% during the quarter and remained flat during the full year, compared with the same periods last year. Our cement prices during the quarter on a like-to-like basis increased by 5% compared with the same period last year.

Volumes for our three core products increased during the quarter on a like-to-like basis despite significant precipitation in much of our footprint and the lingering impact of the hurricane in Florida in our operations. In the residential sector, activity accelerated during the fourth quarter supported by single-family construction and improvements. While housing starts remained flat during the quarter on a year-over-year basis, the cement-intensive single-family sector increased by 7% in this period, supported by a catch-up effect from the hurricanes during the prior quarter. In the industrial-and-commercial sector, national contract awards declined 1% during 2017; however, awards in our four key states increased 4% driven by Florida and Texas.

2017 Fourth Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - December				Fourth Quarter			
	2017	2016	% var	l-t-l % var	2017	2016	% var	l-t-l % var
Net sales	1,883	1,727	9%	(5%)	452	403	12%	(3%)
Operating EBITDA	471	542	(13%)	(22%)	105	108	(3%)	(10%)
Operating EBITDA margin	25.0%	31.4%	(6.4pp)		23.2%	26.8%	(3.6pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	13%	15%	(4%)	(0%)	1%	2%
Price (USD)	(3%)	0%	0%	(3%)	(2%)	(2%)
Price (local currency)	(3%)	0%	(0%)	(3%)	(3%)	(2%)

Our domestic gray cement volumes in the region increased by 15% and 13% during the quarter and for the full year, respectively, versus the comparable periods last year. Cement volumes on a like-to-like basis, including the regional operations of TCL, decreased by 1% during both the quarter and the full year, versus the comparable periods of last year.

In Colombia, during the fourth quarter our domestic gray cement, ready-mix, and aggregates volumes decreased by 8%, 8%, and 12%, respectively, compared to the fourth quarter of 2016. For the full year, cement, ready-mix, and aggregates volumes decreased by 6%, 13% and 17%, respectively, on a year-over-year basis. Cement consumption, both during the full year and the fourth quarter, was affected by weak demand from industrial and commercial projects, as well as from high and middle-income housing developments. Although our cement prices in local currency terms declined during the fourth quarter on a year-over-year basis, they increased 2% against those of the third quarter.

Europe

	January - December				Fourth Quarter			
	2017	2016	% var	l-t-l % var	2017	2016	% var	l-t-l % var
Net sales	3,516	3,355	5%	3%	911	780	17%	5%
Operating EBITDA	363	393	(8%)	(9%)	99	81	22%	9%
Operating EBITDA margin	10.3%	11.7%	(1.4pp)		10.9%	10.4%	0.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	8%	13%	4%	1%	3%	1%
Price (USD)	1%	8%	3%	13%	1%	11%
Price (local currency)	(1%)	(2%)	1%	3%	0%	1%

In the Europe region, our volumes for domestic gray cement, ready-mix and aggregates increased 13%, 1% and 1%, respectively, during the fourth quarter of 2017 on a year-over-year basis. During the full year 2017 our domestic cement, ready-mix and aggregates volumes increased 8%, 4% and 3%, respectively, compared with the same period of last year.

In the United Kingdom, our domestic gray cement volumes remained flat, while ready-mix and aggregates volumes decreased 3% and 4%, respectively, during the fourth quarter of 2017 on a year-over-year basis. During the full year our domestic gray cement, ready-mix and aggregates volumes decreased 6%, 2% and 4%, respectively, versus the comparable period in 2016. Our cement volume performance during the full year reflects a high base of comparison due to non-recurring industry sales particularly in the first half of 2016, as well as softening market conditions due to political uncertainty. On a like-to-like basis, our cement prices in local currency remained stable sequentially during the quarter. The residential sector was the main driver of demand during the quarter supported by government's help-to-buy program.

2017 Fourth Quarter Results Page 4

Operating results

In Spain, our domestic gray cement, ready-mix and aggregates volumes increased by 42%, 15% and 11%, respectively, during the quarter and on a year-over-year basis. During the full year our domestic gray cement, ready-mix and aggregates volumes increased by 28%, 4% and 25%, respectively, versus the comparable period in 2016. Our cement volume growth during both the quarter and the full year reflects favorable activity from the residential and the industrial-and-commercial sectors. The residential sector benefited from favorable credit conditions and income perspectives, job creation, and pent-up housing demand. The industrial-and-commercial sector was supported by offices, tourism and agricultural projects.

In Germany, our domestic gray cement volumes increased 16% and 15% during the fourth quarter and the full year 2017, respectively, compared with the same periods in the previous year. Cement volume growth during both the quarter and the full year reflects our participation in infrastructure projects and strong demand from the residential sector. The infrastructure sector benefited from increased central government spending, while the residential sector continued to benefit from low unemployment and mortgage rates, rising purchasing power as well as ongoing immigration.

In Poland, domestic gray cement volumes increased by 15% and 5% during the fourth quarter and the full year, respectively, versus the comparable periods in 2016. Our cement prices during the quarter increased 3% on a year-over-year basis and remained stable on a sequential basis. Infrastructure sector activity accelerated during the quarter. The residential sector continued with favorable trends supported by low interest rates, low unemployment and governmental sponsored programs.

In our operations in France, both ready-mix and aggregates volumes increased by 7%, during the fourth quarter on a year-over-year basis. During the full year and compared with the same period last year, ready-mix and aggregates volumes increased by 7% and 10%, respectively. There was higher activity in traded aggregates volumes during the full year. Volume growth during both the quarter and the full year reflects continued activity in the residential sector as well as "Grand Paris"-related projects. The residential sector was supported by low interest rates and government's initiatives including a buy-to-let program and zero-rate loans for first time buyers.

Asia, Middle East and Africa

	January - December				Fourth Quarter			
	2017	2016	% var	l-t-l % var	2017	2016	% var	l-t-l % var
Net sales	1,361	1,494	(9%)	0%	363	317	14%	14%
Operating EBITDA	223	375	(41%)	(35%)	53	76	(30%)	(31%)
Operating EBITDA margin	16.4%	25.1%	(8.7pp)		14.6%	23.9%	(9.3pp)	

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	16%	7%	18%	4%	2%
Price (USD)	(25%)	(17%)	1%	7%	7%	4%
Price (local currency)	(3%)	(7%)	(0%)	1%	1%	(4%)

Our domestic gray cement volumes in the Asia, Middle East and Africa region increased by 16% during the fourth quarter and decreased by 2% during the full year, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased by 10% during the fourth quarter and remained flat during the full year, versus the comparable periods of last year. Cement demand increased during the quarter supported by higher infrastructure activity, as well as a low base of comparison in the same period last year mainly due to post elections transition effects.

In Egypt, our domestic gray cement volumes increased by 23% during the fourth quarter and decreased by 6% during the full year 2017, on a year-over-year basis. Cement volume growth during the quarter benefited from improved demand in the residential and infrastructure sectors, as well as a low base of comparison versus the fourth quarter of 2016, which was impacted by the currency depreciation in early November. Residential developments and government projects related to the Suez Canal tunnels, the port platforms in the city of Port Said, as well as the new administrative capital, continued during the quarter.

2017 Fourth Quarter Results Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2017	2016	% var	2017	2016	% var
Operating earnings before other expenses, net	1,725	1,899	(9%)	410	458	(10%)
+ Depreciation and operating amortization	847	854		215	198	
Operating EBITDA	2,572	2,753	(7%)	625	656	(5%)
- Net financial expense	821	985		179	226	
- Maintenance capital expenditures	520	450		258	192	
- Change in working capital	(350)	(604)		(542)	(391)	
- Taxes paid	249	299		46	51	
- Other cash items (net)	51	2		4	(24)	
- Free cash flow discontinued operations	(8)	(64)		-	(17)	
Free cash flow after maintenance capital expenditures	1,290	1,685	(23%)	680	618	10%
- Strategic capital expenditures	138	253		57	73	
Free cash flow	1,151	1,431	(20%)	623	545	14%

In millions of US dollars, except percentages.

Free cash Flow during the quarter plus proceeds from our €650 million 2.750% Senior Secured Notes due 2024 issued in November, were mainly used for debt repayment and for the creation of a US$350 million cash reserve during the quarter for further debt repayment on January 2018.

Our debt during the quarter reflects a negative foreign exchange conversion effect of US$45 million.

Information on debt and perpetual notes

	Fourth Quarter			Third Quarter
	2017	2016	% var	2017
Total debt [1]	10,901	12,635	(14%)	11,111
Short-term	12%	1%		7%
Long-term	88%	99%		93%
Perpetual notes	448	438	2%	446
Total debt plus perpetual notes	11,349	13,073	(13%)	11,558
Cash and cash equivalents	699	561	25%	449
Net debt plus perpetual notes	10,650	12,513	(15%)	11,108
Consolidated funded debt (CFD) [2]	9,981	11,837		10,448
CFD [2] / EBITDA [3]	3.85	4.22		3.98
Interest coverage [3] [4]	3.46	3.18		3.31

In millions of US dollars, except percentages and ratios.

	Fourth Quarter	
	2017	2016
Currency denomination		
US dollar	62%	78%
Euro	30%	21%
Mexican peso	0%	1%
Other	7%	0%
Interest rate		
Fixed	68%	73%
Variable	32%	27%

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt, in accordance with our contractual obligations under the Credit Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2017 Fourth Quarter Results Page 6

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms

Beginning-of-quarter CPO-equivalent units outstanding	15,086,693,679
End-of-quarter CPO-equivalent units outstanding	15,086,693,679

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of December 31, 2017 were 20,541,277.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 236 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of December 31, 2017, our executives held 28,998,444 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Fourth Quarter				Third Quarter	
	2017		2016		2017	
In millions of US dollars.	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Exchange rate derivatives (1)	1,541	50	80	-	1,062	(27)
Equity related derivatives (2) (5)	168	(13)	576	26	168	(34)
Interest rate swaps (3)	137	16	147	23	142	21
Fuel derivatives (4)	72	20	77	15	74	12
	1,918	73	880	64	1,446	(28)

(1) *Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.*

(2) *Until June 30, 2017 equity derivatives were related with options on the Parent Company own shares and as of December 31, 2017 to forwards, net of cash collateral, over the shares of Grupo Cementos de Chihuahua, S.A.B. de C.V.*

(3) *Interest-rate swap related to our long-term energy contracts.*

(4) *Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.*

(5) *As required by IFRS, the equity related derivatives fair market value as of December 31, 2017 and 2016 includes a liability of US$20 million and of US$40 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of December 31, 2017, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$73 million, including a liability of US$20 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.

2017 Fourth Quarter Results Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - December				Fourth Quarter			
				like-to-like				like-to-like
INCOME STATEMENT	2017	2016	% var	% var	2017	2016	% var	% var
Net sales	13,672,176	13,351,773	2%	3%	3,424,043	3,174,902	8%	4%
Cost of sales	(8,979,536)	(8,570,127)	(5%)		(2,239,575)	(2,005,552)	(12%)	
Gross profit	4,692,640	4,781,647	(2%)	(2%)	1,184,468	1,169,351	1%	(3%)
Operating expenses	(2,967,490)	(2,882,986)	(3%)		(774,012)	(711,489)	(9%)	
Operating earnings before other expenses, net	1,725,151	1,898,661	(9%)	(9%)	410,456	457,862	(10%)	(12%)
Other expenses, net	(202,076)	(89,215)	(127%)		(271,257)	(8,120)	(3240%)	
Operating earnings	1,523,074	1,809,446	(16%)		139,199	449,741	(69%)	
Financial expense	(1,022,280)	(1,147,711)	11%		(218,022)	(244,979)	11%	
Other financial income (expense), net	191,554	239,800	(20%)		76,442	44,527	72%	
Financial income	17,896	21,490	(17%)		4,529	4,179	8%	
Results from financial instruments, net	229,100	6,036	3695%		27,339	(14,045)	N/A	
Foreign exchange results	(1,359)	267,327	N/A		57,852	67,614	(14%)	
Effects of net present value on assets and liabilities and others, net	(54,083)	(55,054)	2%		(13,278)	(13,221)	(0%)	
Equity in gain (loss) of associates	31,096	36,730	(15%)		10,547	6,721	57%	
Income (loss) before income tax	723,444	938,266	(23%)		8,167	256,011	(97%)	
Income tax	(27,552)	(166,949)	83%		(95,665)	(43,606)	(119%)	
Profit (loss) of continuing operations	695,892	771,317	(10%)		(87,499)	212,405	N/A	
Discontinued operations	185,347	41,002	352%		(165)	10,595	N/A	
Consolidated net income (loss)	881,239	812,319	8%		(87,664)	223,000	N/A	
Non-controlling interest net income (loss)	75,049	62,680	20%		17,260	9,297	86%	
Controlling interest net income (loss)	806,190	749,639	8%		(104,923)	213,703	N/A	
Operating EBITDA	2,572,171	2,752,879	(7%)	(6%)	625,179	656,149	(5%)	(7%)
Earnings (loss) of continued operations per ADS	0.41	0.50	(17%)		(0.07)	0.14	N/A	
Earnings (loss) of discontinued operations per ADS	0.12	0.03	326%		(0.00)	0.01	N/A	

	As of December 31		
BALANCE SHEET	2017	2016	% var
Total assets	28,884,542	28,944,417	(0%)
Cash and cash equivalents	699,288	560,618	25%
Trade receivables less allowance for doubtful accounts	1,551,066	1,455,584	7%
Other accounts receivable	252,948	252,817	0%
Inventories, net	959,407	873,474	10%
Assets held for sale	70,128	1,014,988	(93%)
Other current assets	98,987	110,908	(11%)
Current assets	3,631,824	4,268,389	(15%)
Property, machinery and equipment, net	11,814,756	11,106,836	6%
Other assets	13,437,962	13,569,192	(1%)
Total liabilities	18,176,246	19,449,961	(7%)
Liabilities held for sale	-	39,341	(100%)
Other current liabilities	5,708,831	3,918,380	46%
Current liabilities	5,708,831	3,957,721	44%
Long-term liabilities	9,008,776	11,342,485	(21%)
Other liabilities	3,458,639	4,149,754	(17%)
Total stockholder's equity	10,708,296	9,494,456	13%
Non-controlling interest and perpetual instruments	1,571,434	1,397,229	12%
Total controlling interest	9,136,862	8,097,227	13%

2017 Fourth Quarter Results

Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - December			Fourth Quarter		
INCOME STATEMENT	2017	2016	% var	2017	2016	% var
Net sales	258,130,689	249,945,199	3%	65,536,186	63,656,790	3%
Cost of sales	(169,533,637)	(160,432,769)	(6%)	(42,865,473)	(40,211,310)	(7%)
Gross profit	88,597,053	89,512,431	(1%)	22,670,713	23,445,480	(3%)
Operating expenses	(56,026,206)	(53,969,490)	(4%)	(14,814,583)	(14,265,354)	(4%)
Operating earnings before other expenses, net	32,570,847	35,542,940	(8%)	7,856,130	9,180,127	(14%)
Other expenses, net	(3,815,203)	(1,670,103)	(128%)	(5,191,855)	(162,811)	(3089%)
Operating earnings	28,755,643	33,872,838	(15%)	2,664,275	9,017,315	(70%)
Financial expense	(19,300,652)	(21,485,143)	10%	(4,172,934)	(4,911,829)	15%
Other financial income (expense), net	3,616,531	4,489,063	(19%)	1,463,100	892,774	64%
Financial income	337,871	402,301	(16%)	86,682	83,796	3%
Results from financial instruments, net	4,325,407	112,999	3728%	523,261	(281,603)	N/A
Foreign exchange results	(25,652)	5,004,366	N/A	1,107,296	1,355,660	(18%)
Effects of net present value on assets and liabilities and others, net	(1,021,095)	(1,030,604)	1%	(254,139)	(265,080)	4%
Equity in gain (loss) of associates	587,099	687,588	(15%)	201,870	134,758	50%
Income (loss) before income tax	13,658,622	17,564,346	(22%)	156,311	5,133,018	(97%)
Income tax	(520,187)	(3,125,283)	83%	(1,831,037)	(874,296)	(109%)
Profit (loss) of continuing operations	13,138,435	14,439,063	(9%)	(1,674,726)	4,258,722	N/A
Discontinued operations	3,499,352	767,558	356%	(3,154)	212,423	N/A
Consolidated net income (loss)	16,637,787	15,206,621	9%	(1,677,881)	4,471,145	N/A
Non-controlling net income (loss)	1,416,917	1,173,375	21%	330,348	186,397	77%
Controlling net income (loss)	15,220,870	14,033,246	8%	(2,008,228)	4,284,748	N/A
Operating EBITDA	48,562,590	51,533,894	(6%)	11,965,929	13,155,797	(9%)
Earnings (loss) of continued operations per ADS	7.79	9.36	(17%)	(1.29)	2.86	N/A
Earnings (loss) of discontinued operations per ADS	2.31	0.54	330%	(0.00)	0.15	N/A

	As of December 31		
BALANCE SHEET	2017	2016	% var
Total assets	567,581,259	599,728,316	(5%)
Cash and cash equivalents	13,741,005	11,615,999	18%
Trade receivables less allowance for doubtful accounts	30,478,447	30,159,703	1%
Other accounts receivable	4,970,420	5,238,376	(5%)
Inventories, net	18,852,340	18,098,377	4%
Assets held for sale	1,378,020	21,030,543	(93%)
Other current assets	1,945,102	2,298,019	(15%)
Current assets	71,365,334	88,441,017	(19%)
Property, machinery and equipment, net	232,159,965	230,133,647	1%
Other assets	264,055,960	281,153,653	(6%)
Total liabilities	357,163,241	403,003,189	(11%)
Liabilities held for sale	-	815,155	(100%)
Other current liabilities	112,178,538	81,188,826	38%
Current liabilities	112,178,538	82,003,981	37%
Long-term liabilities	177,022,441	235,016,295	(25%)
Other liabilities	67,962,262	85,982,913	(21%)
Total stockholders' equity	210,418,018	196,725,127	7%
Non-controlling interest and perpetual instruments	30,878,681	28,950,591	7%
Total controlling interest	179,539,337	167,774,536	7%

2017 Fourth Quarter Results Page 9

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter			
				like-to-like				like-to-like
NET SALES	2017	2016	% var	% var	2017	2016	% var	% var
Mexico	3,095,431	2,862,151	8%	9%	780,592	701,419	11%	6%
U.S.A.	3,484,374	3,560,989	(2%)	3%	837,548	855,213	(2%)	4%
South, Central America and the Caribbean	1,882,834	1,727,046	9%	(5%)	452,205	403,121	12%	(3%)
Europe	3,515,730	3,354,772	5%	3%	910,897	780,499	17%	5%
Asia, Middle East and Africa	1,361,375	1,493,657	(9%)	0%	363,285	317,285	14%	14%
Others and intercompany eliminations	*332,432*	*353,159*	*(6%)*	*1%*	*79,517*	*117,364*	*(32%)*	*(22%)*
TOTAL	13,672,176	13,351,773	2%	3%	3,424,043	3,174,902	8%	4%
GROSS PROFIT								
Mexico	1,671,202	1,516,142	10%	11%	416,902	371,440	12%	7%
U.S.A.	960,965	966,814	(1%)	4%	252,834	263,742	(4%)	1%
South, Central America and the Caribbean	699,156	732,031	(4%)	(12%)	163,246	160,194	2%	(4%)
Europe	939,111	950,111	(1%)	(2%)	254,060	223,174	14%	3%
Asia, Middle East and Africa	397,024	537,037	(26%)	(20%)	96,743	118,058	(18%)	(19%)
Others and intercompany eliminations	*25,183*	*79,512*	*(68%)*	*(87%)*	*683*	*32,742*	*(98%)*	*N/A*
TOTAL	4,692,640	4,781,647	(2%)	(2%)	1,184,468	1,169,351	1%	(3%)
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	1,026,644	913,116	12%	13%	247,451	214,696	15%	10%
U.S.A.	276,463	263,956	5%	28%	81,225	104,133	(22%)	(10%)
South, Central America and the Caribbean	380,491	466,468	(18%)	(28%)	81,280	89,132	(9%)	(17%)
Europe	165,484	198,903	(17%)	(17%)	46,117	35,769	29%	14%
Asia, Middle East and Africa	160,613	303,697	(47%)	(44%)	37,092	59,818	(38%)	(41%)
Others and intercompany eliminations	*(284,544)*	*(247,480)*	*(15%)*	*(15%)*	*(82,708)*	*(45,686)*	*(81%)*	*(68%)*
TOTAL	1,725,151	1,898,661	(9%)	(9%)	410,456	457,862	(10%)	(12%)

2017 Fourth Quarter Results Page 10

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - December				Fourth Quarter			
				like-to-like				like-to-like
OPERATING EBITDA	2017	2016	% var	% var	2017	2016	% var	% var
Mexico	1,145,330	1,040,843	10%	11%	276,753	244,915	13%	8%
U.S.A.	604,308	608,072	(1%)	9%	157,640	179,627	(12%)	(5%)
South, Central America and the Caribbean	470,856	542,074	(13%)	(22%)	105,082	108,018	(3%)	(10%)
Europe	362,706	393,168	(8%)	(9%)	98,946	80,942	22%	9%
Asia, Middle East and Africa	222,786	375,078	(41%)	(35%)	53,074	75,950	(30%)	(31%)
Others and intercompany eliminations	*(233,815)*	*(206,355)*	*(13%)*	*(13%)*	*(66,315)*	*(33,302)*	*(99%)*	*(82%)*
TOTAL	2,572,171	2,752,879	(7%)	(6%)	625,179	656,149	(5%)	(7%)

OPERATING EBITDA MARGIN	2017	2016	2017	2016
Mexico	37.0%	36.4%	35.5%	34.9%
U.S.A.	17.3%	17.1%	18.8%	21.0%
South, Central America and the Caribbean	25.0%	31.4%	23.2%	26.8%
Europe	10.3%	11.7%	10.9%	10.4%
Asia, Middle East and Africa	16.4%	25.1%	14.6%	23.9%
TOTAL	18.8%	20.6%	18.3%	20.7%

2017 Fourth Quarter Results Page 11

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter		
	2017	2016	% var	2017	2016	% var
Consolidated cement volume [1]	68,518	68,341	0%	17,238	16,177	7%
Consolidated ready-mix volume	51,741	51,395	1%	13,085	12,764	3%
Consolidated aggregates volume	147,354	146,823	0%	36,931	36,694	1%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - December 2017 vs. 2016	Fourth Quarter 2017 vs. 2016	Fourth Quarter 2017 vs. Third Quarter 2017
Mexico	(4%)	(4%)	8%
U.S.A.	(6%)	(3%)	(4%)
South, Central America and the Caribbean	13%	15%	(2%)
Europe	8%	13%	(10%)
Asia, Middle East and Africa	(2%)	16%	(2%)

READY-MIX VOLUME			
Mexico	(3%)	(5%)	2%
U.S.A.	(2%)	2%	(4%)
South, Central America and the Caribbean	(4%)	(0%)	(2%)
Europe	4%	1%	(4%)
Asia, Middle East and Africa	7%	18%	9%

AGGREGATES VOLUME			
Mexico	(3%)	(2%)	3%
U.S.A.	(3%)	1%	(0%)
South, Central America and the Caribbean	1%	2%	(1%)
Europe	3%	1%	(7%)
Asia, Middle East and Africa	4%	2%	7%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2017 Fourth Quarter Results Page 12

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - December 2017 vs. 2016	Fourth Quarter 2017 vs. 2016	Fourth Quarter 2017 vs. Third Quarter 2017
Mexico	16%	17%	(8%)
U.S.A.	3%	4%	0%
South, Central America and the Caribbean (*)	(3%)	0%	(0%)
Europe (*)	1%	8%	0%
Asia, Middle East and Africa (*)	(25%)	(17%)	(0%)

READY-MIX PRICE			
Mexico	9%	17%	(3%)
U.S.A.	1%	2%	1%
South, Central America and the Caribbean (*)	0%	(3%)	(5%)
Europe (*)	3%	13%	2%
Asia, Middle East and Africa (*)	1%	7%	3%

AGGREGATES PRICE			
Mexico	11%	14%	(4%)
U.S.A.	5%	4%	(2%)
South, Central America and the Caribbean (*)	(2%)	(2%)	(6%)
Europe (*)	1%	11%	2%
Asia, Middle East and Africa (*)	7%	4%	(3%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2017 vs. 2016	Fourth Quarter 2017 vs. 2016	Fourth Quarter 2017 vs. Third Quarter 2017
Mexico	16%	11%	(2%)
U.S.A.	3%	4%	0%
South, Central America and the Caribbean (*)	(3%)	0%	0%
Europe (*)	(1%)	(2%)	0%
Asia, Middle East and Africa (*)	(3%)	(7%)	(1%)

READY-MIX PRICE			
Mexico	10%	12%	3%
U.S.A.	1%	2%	1%
South, Central America and the Caribbean (*)	(0%)	(3%)	(4%)
Europe (*)	1%	3%	2%
Asia, Middle East and Africa (*)	(0%)	1%	1%

AGGREGATES PRICE			
Mexico	11%	9%	2%
U.S.A.	5%	4%	(2%)
South, Central America and the Caribbean (*)	(3%)	(2%)	(5%)
Europe (*)	0%	1%	1%
Asia, Middle East and Africa (*)	1%	(4%)	(5%)

(*) Volume weighted-average price.

2017 Fourth Quarter Results Page 13

Other information

Update of CEMEX España's Tax Matter

On January 31, 2018, CEMEX España, S.A. ("CEMEX España"), a subsidiary of CEMEX, S.A.B. de C.V. ("CEMEX") (NYSE: CX) in Spain, was notified that, pursuant to a resolution dated January 18, 2018, the Spanish National Court (Audiencia Nacional) granted suspension of the payment which had been previously requested by CEMEX España in relation to the tax process in Spain regarding the review of the tax losses reported for 2006 to 2009, such suspension of payment being conditioned to providing a guarantee before March 31, 2018 for the amount of the fines plus interest. CEMEX España expects to provide a guarantee in due form and in a timely manner. As background, in 2011, the Spanish tax authorities initiated a tax audit covering the 2006 to 2009 tax years, resulting in a challenge to a portion of the tax losses reported by CEMEX España for such years. The fines were notified to CEMEX España in 2013 and an appeal was filed in 2014. On September, 2017, an adverse resolution to the appeal filed in 2014 was notified, against which CEMEX España filed a recourse before the National Court (Audiencia Nacional) on November, 2017. CEMEX estimates that it could take approximately four years, or longer, for this matter to reach a final resolution. CEMEX is not currently able to assess the likelihood of an adverse result in relation to this matter. However, a final adverse resolution of this matter could have a material adverse impact on CEMEX's results of operations, liquidity and financial condition

Discontinued Operations and Other Disposal Groups

Discontinued Operations

On June 30, 2017, CEMEX announced that after approval from regulators, one of its subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready mix concrete operations in Oregon and Washington to Cadman Materials, Inc., part of Lehigh Hanson, Inc. and the U.S. subsidiary of HeidelbergCement Group, for approximately US$150 million. Considering the disposal of the entire Pacific Northwest Materials Business, their operations for the six-month period ended June 30, 2017 and the year ended December 31, 2016, included in CEMEX's income statements were reclassified net of tax to the single line item "Discontinued Operations." CEMEX determined a net gain on disposal of these assets for approximately US$22 million recognized during June 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$73 million.

On November 28, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business ("Concrete Pipe Business") in the United States to Quikrete Holdings, Inc. ("Quikrete") for approximately US$500 million plus an additional US$40 million contingent consideration based on future performance. On January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators, CEMEX announced the closing of the sale to Quikrete according to the agreed upon price conditions. Considering the disposal of the entire Concrete Pipe Business, their operations for the one-month period ended January 31, 2017 and the year ended December 31, 2016, included in CEMEX's income statements were reclassified net of tax to the single line item "Discontinued Operations." CEMEX determined a net gain on disposal of these assets for approximately US$148 million recognized during January 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$260 million.

On May 26, 2016, CEMEX concluded the sale to SIAM City Cement Public Company limited ("SIAM Cement") of its operations in Bangladesh and Thailand for approximately US$53 million. CEMEX's operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016 included in CEMEX's income statement for the year ended December 31, 2016 were reclassified net of tax to the single line item "Discontinued operations."

In connection with an agreement signed between CEMEX and Duna-Dráva Cement on August 12, 2015 for the sale of its Croatian operations, including assets in Bosnia and Herzegovina, Montenegro and Serbia (jointly the "Croatian Operations"), CEMEX reported its Croatian Operations net of tax in the single line item of discontinued operations until the first quarter of 2017. On April 5, 2017, CEMEX announced that the European Commission issued a decision that ultimately did not allow Duna-Dráva Cement to purchase the aforementioned operations. Consequently, the transaction was cancelled and CEMEX decided to maintain its Croatian Operations and continue to operate them. For the years ended December 31, 2017 and 2016, the Croatian Operations are presented line-by-line in the income statements.

The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations mainly: a) the Concrete Pipe Business for the one-month period ended January 31, 2017 and the year ended December 31 2016; b) the Pacific Northwest Materials Business for the six-month period ended June 2017 and the year ended December 31, 2016; and c) Bangladesh and Thailand for the period from January 1 to May 26, 2016:

INCOME STATEMENT	Jan-Dec		Fourth Quarter	
(Millions of Mexican pesos)	2017	2016	2017	2016
Sales	1,549	8,979	-	2,160
Cost of sales and operating	(1,531)	(8,440)	-	(1,931)
Other expenses, net	14	(2)	-	(1)
Interest expense, net and others	(3)	(57)	-	14
Income (loss) before income tax	29	480	-	242
Income tax	-	(101)	-	(23)
Net income (loss)	29	379	-	218
Non controlling interest net income	-	-	-	-
Controlling interest net income	29	379	-	218
Net gain on sale	3,470	389	(3)	(6)
Discontinued operations	3,499	768	(3)	212

2017 Fourth Quarter Results Page 14

Other information

Other disposal groups

Other disposal groups do not represent the disposal of an entire sector or line of business and, due to the remaining ongoing activities and the relative size, are not considered discontinued operations and were consolidated by CEMEX line-by-line in the statement of operations for all reported periods. The main disposal groups are as follows:

On November 18, 2016, a subsidiary of CEMEX in the United States closed the sale to an affiliate of Grupo Cementos de Chihuahua, S.A.B. de C.V. ("GCC") of certain assets consisting in CEMEX's cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico, for an amount of approximately US$306 million. Odessa plant has an annual production capacity of approximately 537 thousand tons. CEMEX's income statement for the year ended December 31, 2016 includes the operations of these assets consolidated line-by-line for the period from January 1 to November 18, 2016.

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. ("Eagle Materials") for approximately US$400 million. Fairborn plant has an annual production capacity of approximately 730 thousand tons. On February 10, 2017, CEMEX announced that such subsidiary in the United States closed the divestment of these assets. CEMEX's income statements include the operations of the Fairborn cement plant and the Columbus cement terminal consolidated line-by-line for the period in 2017 until their disposal in February 10 and for the year ended December 31, 2016. CEMEX determined a net gain on disposal of these assets for approximately US$188 million recognized during February 2017 as part of Other expenses, net, which included a proportional allocation of goodwill for approximately US$211 million.

The following table presents selected combined statement of operations information of the net assets sold to GCC for the period from January 1 to November 18, 2016 and those sold to Eagle Materials for the period in 2017 until their disposal in February 10 and for the year ended December 31, 2016:

SELECTED INFORMATION	Jan-Dec		Fourth Quarter	
(Millions of Mexican pesos)	2017	2016	2017	2016
Sales	86	3,322	-	738
Cost of sales and operating Expenses	(71)	(2,800)	-	(554)
Operating earnings before other expenses, net	15	522	-	184

2017 Fourth Quarter Results Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l % var percentage variations adjusted for investments/divestments and currency fluctuations.

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth Quarter		Fourth Quarter	
	2017	2016	2017	2016	2017	2016
	Average	Average	Average	Average	End of period	End of period
Mexican peso	18.88	18.72	19.14	20.05	19.65	20.72
Euro	0.8817	0.9063	0.8452	0.9333	0.8331	0.9507
British pound	0.7707	0.7466	0.7478	0.8108	0.7405	0.8114

Amounts provided in units of local currency per US dollar.

2017 Fourth Quarter Results Page 16